FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 19, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 19, 2004                                   By: VICTORIA LLEWELLYN
                                                             ------------------
                                                               Victoria Lewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

 Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

  17 November 2004         Abacus  (GSK)  Trustees  Limited,  as trustee of the
                           GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 20,282 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                           Share Option Plan 1991.


The Company was advised of these transactions on 18 November 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

19 November 2004

                      Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

18 November 2004            Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 4,459 Ordinary Shares in the Company to a participant in the SmithKline Beecham Mid
                            Term Incentive Plan.

18 November 2004            Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GSK  Trust,  sold  3,099  Ordinary  Shares  in  the
                            Company   on  behalf  of  a   participant   in  the
                            SmithKline Beecham Mid Term Incentive Plan at a price of (pound)11.9015 per Ordinary share.

18 November 2004            Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GSK Trust, transferred 3,358 Ordinary Shares in the Company to participants in the SmithKline
                            Beecham Employee Share Option Plan 1991.

The Company was advised of these transactions on 19 November 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

19 November 2004